SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )

                                    DCX, Inc.
                                (Name of Issuer)

                           Common Stock, no par value
                         (Title of Class of Securities)

                                    233161306
                                 (CUSIP Number)




                          G. Christian Hedemann, Esq.
                               Black & Veatch LLP
                                  11401 Lamar
                            Overland Park, KS 66211
                                 (913) 458-2000

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                 October 2, 1997
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.       NAME OF REPORTING PERSON

         Black & Veatch Holding Company

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         43-1603954

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a)  [  ]
                                                           (b)  [  ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS

         00

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(d) OR 2(e)  [   ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.       SOLE VOTING POWER

         608,713

8.       SHARED VOTING POWER

         0

9        SOLE DISPOSITIVE POWER

         608,713

10.      SHARED DISPOSITIVE POWER

         0

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         608,713

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
         SHARES [   ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

         7.75%

14.      TYPE OF REPORTING PERSON

         CO

Item 1.  Security and Issuer

         This Statement relates to the common stock, no par value (the "Common Stock"), of DCX, Inc., a Colorado corporation (the "Issuer"). The Issuer's principal executive offices are located at 3002 N. State Hwy 83, Franktown, Colorado.

Item 2.  Identity and Background

         (a)      Name:

                  Black & Veatch Holding Company

         (b)      State of Organization:

                  Delaware

         (c)      Principal Business:

                  Acquisition, investment, distribution and sale of interests in business entities and exercise of all of the powers of an interest holder under the terms of such entities' charters and bylaws.

                  Address of Principal Business/Principal Office:

                  8400 Ward Parkway
                  Kansas City, Missouri  64114

         (d)      Criminal Convictions:

                  None

         (e)      Civil Proceedings:

                  None

Item 2.  Identity and Background

         (a) The name, business address, and the principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each executive officer and director and each controlling person of Black & Veatch Holding Company is set forth in Exhibit A hereto. To the best knowledge of Black &
Veatch Holding Company, each person listed in Exhibit A is a United States citizen and, during the last five years, no person listed in Exhibit A attached
(i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

         Black & Veatch Holding Company was a shareholder of PlanGraphics, Inc., a Maryland corporation ("PGI"). Pursuant to that certain Acquisition Agreement dated September 22, 1997, by and among PGI, John C. Antenucci, IXCD Sub., Inc., a Colorado corporation, and the Issuer, each shareholder of PGI received Common Stock in exchange for their shares of the common stock of PGI.

         In addition, PGI was indebted to Black & Veatch Holding Company. Pursuant to that certain Stock for Debt Agreement among PGI, the Issuer and Black & Veatch Holding Company dated September 18, 1997, Black & Veatch Holding Company received Common Stock in exchange for certain debt of PlanGraphics, Inc.

         All of the Common Stock owned by Black & Veatch Holding Company was received on October 2, 1997, pursuant to the foregoing agreements.

Item 4.  Purpose of Transaction

     The Common Stock was acquired for the purpose of investment. Black & Veatch Holding Company has no intention of acquiring additional Common Stock. The Issuer has agreed to file a registration statement under the Securities Act of 1933 as soon as possible and in no event later than December 1, 1997, registering the public sale of the Common Stock owned by Black & Veatch Holding Company. Following the effectiveness of the registration statement, Black & Veatch Holding Company may sell all or a portion of the Common Stock.

     Other than as described above, neither Black & Veatch Holding Company nor any controlling person of Black & Veatch Holding Company, has any present plans or proposals which relate to or would relate in:

     (i)  an   extraordinary   corporate   transaction,   such   as  a   merger,
reorganization or liquidation, involving the Issuer or any of its subsidiaries;

     (ii) the sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

     (iii) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (iv) any material change in the present capitalization or dividend policy of the Issuer;

     (v) any other material change in the Issuer's business or corporate structure;

     (vi) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

     (vii) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (viii) a class of equity security of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

     (ix) any action with respect to the Issuer similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer

         (a)-(b) No person other than Black & Veatch Holding Company has the right to vote or exercise investment power over Common Stock being reported herein. Each person listed in Item 2 may, by reason of their position with Black & Veatch Holding Company or by reason of their position with its parent, Black & Veatch LLP, be deemed to share voting and investment power over the Common Stock being reported herein. Each such person disclaims such beneficial ownership.

         (c)      Not applicable.

         (d)      Not applicable.

         (e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer Not applicable.

Item 7.  Materials to be Filed as Exhibits

         Exhibit A Executive  Officers and Directors of the Reporting Person and
         of  Black  &  Veatch  LLP.   Exhibit  B  Letter   Agreement   regarding
         Registration Rights.

         After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

October 10, 1997


BLACK & VEATCH HOLDING COMPANY

/s/ G. Christian Hedemann


By:      G. Christian Hedemann
Its:     Secretary

                                    EXHIBIT A

 Black & Veatch Holding Company

President
         P. James Adam
         8400 Ward Parkway
         Kansas City, MO 64114
         Occupation:  Partner in Black & Veatch LLP

Sole Director and Secretary
         G. Christian Hedemann
         11401 Lamar
         Overland Park, KS 66211
         Occupation:  Partner in Black & Veatch LLP

Vice President and Treasurer
         Wayne F. Hall
         11401 Lamar
         Overland Park, KS 66211
         Occupation:  Partner in Black & Veatch LLP

Black & Veatch LLP
8400 Ward Parkway
Kansas City, MO   64114
Principal Business: To engage in a professional practice as consulting engineers under the name of Black & Veatch.

Chairman of Black & Veatch LLP

         P. James Adam
         8400 Ward Parkway
         Kansas City, MO  64114
         Occupation:  Partner in Black & Veatch LLP

Managing Partners of Black & Veatch LLP

         Patrick G. Davidson
         11401 Lamar
         Overland Park, KS 66211
         Occupation:  Partner in Black & Veatch LLP

         Wayne F. Hall
         11401 Lamar
         Overland Park, KS 66211
         Occupation:  Partner in Black & Veatch LLP

         James L. Patton
         8400 Ward Parkway
         Kansas City, MO 64114
         Occupation:  Partner in Black & Veatch LLP

         John H. Robinson, Jr.
         11401 Lamar
         Overland Park, KS 66211
         Occupation:  Partner in Black & Veatch LLP

         Leonard C. Rodman
         8400 Ward Parkway
         Kansas City, MO 64114
         Occupation:  Partner in Black & Veatch LLP

                                                                       EXHIBIT B


                               September 18, 1997



Black & Veatch Holding Company
1500 Meadow Lake Parkway
P.O. Box 8405
Kansas City, Missouri  64114

Dear Ladies and Gentlemen:

     This letter is to confirm the agreement between DCX, Inc., a Colorado corporation ("DCX"), and Black & Veatch Holding Company, a Delaware corporation ("BVH"), in connection with the shares of no par value common stock of DCX (the "DCX Common Stock") acquired by BVH as a result of: (i) conversion of shares of PlanGraphics, Inc., a Maryland corporation ("PGI"), into DCX Common Stock upon the closing of the merger of PGI with a wholly owned subsidiary of DCX (the "Merger") under the terms of the Acquisition Agreement dated September __, 1997, among PGI, DCX, IXCD Sub, Inc., and John C. Antenucci (the "Merger Agreement"); and (ii) the transactions contemplated by the Stock for Debt Agreement dated of even date herewith by and among DCX, BVH and PGI (the "Exchange Agreement").

     DCX understands and acknowledges that BVH is willing to vote its shares of PGI common stock in favor of the Merger and to proceed with the transactions described in the Merger Agreement and the Exchange Agreement only if DCX and BVH enter into this Agreement, that DCX's covenants and agreements set forth herein constitute a material inducement to and consideration for BVH's decision to so vote its shares of PGI common stock and to so complete such other transactions, and that BVH's agreements as aforesaid constitute a material inducement to and consideration for DCX's covenants and agreement as set forth herein.

     In consideration of the premises, and the agreements set forth herein, DCX and BVH hereby agree as follows:

     1. Definitions. The following definitions shall apply to the terms used in this Agreement:

               a.   BVH has the meaning set forth in the introduction.

               b. BVH SHARES means all of the following to the extent the same have not been sold to the public: (i) any and all shares of DCX Common Stock owned by BVH or its transferees which were received by BVH in connection with the Merger or the Exchange Agreement; or (ii) stock issued in respect of stock referred to in (i) above in any reorganization; or (iii) stock issued in respect of the stock referred to in (i) or
                    (ii) as a result of a stock split, stock dividend, recapitalization or combination.

Black & Veatch Holding Company
September 18, 1997
Page 2





               c. "Closing Date" means the date upon which the transactions contemplated by the Merger Agreement and the Exchange Agreement shall have been consummated.

               d. "Commission" means the Securities and Exchange Commission, or any other federal agency at the time administering the Securities Act.

               e.   "DCX" has the meaning set forth in the introduction.

               f. "DCX Common Stock" has the meaning set forth in the introduction.

               g. "Exchange Act" means the Securities Exchange Act of 1934, as amended, or any similar federal statute and the rules and regulations thereunder, all as the same shall be in effect at the time.

               h. "Effective Date" means the date upon which the registration of the BVH Shares shall have become effective.

               i. "Exchange Agreement" has the meaning set forth in the introduction.

               j. "Holder" means "BVH", and any other person or persons to whom rights hereunder may be transferred pursuant to Section 8 of this Agreement.

               k.   "Merger   Agreement"  has  the  meaning  set  forth  in  the
                    introduction.

               l. "PGI" has the meaning set forth in the introduction.

               m. "Register," "Registered" and "Registration" refers to a registration effected by preparing and filing a registration statement in compliance with the Securities Act, and the declaration or ordering of the effectiveness of such registration statement, and compliance with applicable state securities laws of such states in which Holders notify the Company of their intention to offer BVH Shares; provided that DCX shall not be required to complete a merit registration in any such state.

Black & Veatch Holding Company
September 18, 1997
Page 3




               n.   "Rule 144" means  Rule 144 under the  Securities  Act or any
                    successor   or  similar  rule  as  may  be  enacted  by  the
                    Commission from time to time.

               o. "Securities Act" means the Securities Act of 1933, as amended, or any similar federal statute and the rules and regulations thereunder, all as the same shall be in effect at the time.

2.       Covenants

               a. For so long as any Holder holds BVH Shares, DCX shall make available ADEQUATE CURRENT PUBLIC INFORMATION within the meaning of and as required by Rule 144, and shall file promptly all reports and any definitive proxy or information statements required to be filed by DCX with the Commission pursuant to sections 13, 14, or 15 of the Exchange Act, or any statutory provisions which supersede such sections.

               b. For so long as any Holder holds BVH Shares, DCX shall take all necessary or appropriate action within its power to maintain the authorization for trading of it stock on the Nasdaq Stock Market, and shall maintain its status as a reporting company under the Exchange Act. 3. Representations

3.       Representations

               a. The execution, delivery and performance of this Agreement by DCX have been duly authorized by all requisite corporate action and will not violate any provision of law, any order of any court or other agency of government, the Articles of Incorporation or Bylaws of DCX or any provision of any indenture, agreement or other instrument to which it or any of its properties or assets is bound, conflict with, result in a breach of or constitute (with due notice or lapse of time or both) a default under any such indenture, agreement or other instrument or result in the creation or imposition of any lien, charge or encumbrance of any nature whatsoever upon any of the properties or assets of DCX.

Black & Veatch Holding Company
September 18, 1997
Page 4



               b. This Agreement has been duly executed and delivered by DCX and constitutes the legal, valid and binding obligation of DCX, enforceable in accordance with its terms, subject to
                    (i) applicable bankruptcy, insolvency, reorganization, fraudulent conveyance and moratorium laws and other laws of general application affecting enforcement of creditors' rights generally and (ii) the availability of equitable remedies as such remedies may be limited by equitable principles of general applicability (regardless of whether enforcement is sought in a proceeding in equity or at law).

               c. DCX's report on Form 10-KSB for the year ended September 30, 1996, as filed with the Commission, and all subsequent reports and proxy statements filed by DCX thereafter pursuant to Section 13(a) or 14(a) of the Exchange Act do not and will not contain any misstatement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading as of the time the document was filed. Since the filing of such report on Form 10-KSB, DCX has not failed to file on a timely basis any other report, proxy statement, or other document which has been required to be filed by DCX pursuant to Section 13(a) or 14(a) of the Exchange Act.

               d. The BVH Shares will be, when delivered pursuant to the transactions contemplated by the Merger Agreement and the Exchange Agreement, validly authorized and issued, fully paid and non-assessable and free of preemptive rights.

               e. DCX is presently eligible under all applicable statutes and regulations to file a registration statement with respect to the BVH Shares on Commission Form S-3. DCX has no knowledge of any facts or circumstances which would preclude DCX from eligibility to use such Form S-3 in the future.

4.       Registration

               a. As soon as possible, and in no event later than 60 days after the Closing Date, DCX shall prepare and file a registration statement with the Commission pursuant to the Securities Act for the purpose of registering all of the BVH Shares (the "Registration Statement"). If DCX is eligible to file such Registration Statement using Commission form S-3, DCX shall use such form. Otherwise, DCX shall use any other

Black & Veatch Holding Company
September 18, 1997
Page 5



                    available form for such Registration Statement. DCX shall use its best and most diligent efforts to have the
                    Registration Statement declared effective under the Securities Act as soon as possible after such filing, and shall take all actions necessary in connection therewith, including without limitation filing of any necessary amendments, any necessary undertakings to file post-effective amendments, execution of any other required undertakings, and compliance with all governmental requirements. For a period of at least one year following the Effective Date, DCX shall continuously maintain the effectiveness of the Registration Statement for the purpose of resale of the BVH Shares by the Holder. At all times during such one-year period, DCX will keep the Registration Statement current by filing any required post-effective amendments or supplements. DCX shall refrain from any action or omission that could cause a delay in the effectiveness of the Registration Statement, or, after such effectiveness, could cause the Registration Statement not to be current. b. DCX shall register or qualify the BVH Shares for offer and sale under the securities or "Blue Sky" laws of each jurisdiction specified by any Holder, and keep such registration or qualification effective for the applicable period specified in Section 4.a above. DCX shall not be required to file a merit registration in any such state. DCX shall promptly inform the Holder if any state specified by the Holder would require a merit registration and is therefore unavailable for resale absent an applicable exemption.

               c. DCX shall cause all DCX Common Stock covered by the registration in Section 4.a above to be listed on each security exchange or market system (including NASDAQ) on which similar securities issued by DCX are then listed.

               d. DCX shall furnish such number of prospectuses and other documents incident thereto as a Holder from time to time may reasonably request.

               e. DCX will file with the Commission any periodic report on Form 8-K as may be required under the Exchange Act, and any additional 8-K that may be required to file any financial statements necessary under the requirements of Form S-3.

Black & Veatch Holding Company
September 18, 1997
Page 6



               f. All expenses in connection with the issuance and registration of the BVH Shares, including without limitation all registration, filing and qualification fees, expenses for legal counsel and any special audits for DCX's financial statements incidental to or required by such registration, and all other expenses and costs associated with the actions to be taken by DCX in accordance with this Agreement, shall be borne by DCX, except that DCX shall not be required to pay any commissions relating to the sale of the BVH Shares which are incurred by BVH.

5.       Indemnification

               a. DCX will indemnify and hold harmless each Holder of BVH Shares, and each other person, if any, who controls such Holder within the meaning of the Securities Act, against any losses, claims, damages or liabilities, joint or several, to which such Holder or controlling person may become subject under the Securities Act or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon any untrue statement or alleged untrue statement of any material fact contained in any registration statement under which the BVH Shares were registered under the Securities Act, any preliminary prospectus or final prospectus contained therein, or any amendment or supplement thereof, or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, or any violation by DCX of any rule or regulation promulgated under the Securities Act or any state securities law applicable to DCX and relating to action or inaction required of DCX in connection with any such registration, and will reimburse each such Holder, each of its officers, directors and partners, and each person controlling such Holder, for any reasonable legal and any other expenses incurred in connection with investigating, defending or settling any such claim, loss, damage, liability or action, provided that DCX will not be liable to a Holder in any such case to the extent that any such claim, loss, damage or liability arises out of or is based on any untrue statement or omission based upon information furnished to DCX by such Holder in writing specifically for use therein.

               b. Each Holder will indemnify and hold harmless DCX, each of its directors and officers, each person who controls DCX against all claims, losses, expenses,

Black & Veatch Holding Company
September 18, 1997
Page 7



                    damages and liabilities (or actions in respect thereof) arising out of or based on any untrue statement (or alleged statement) of a material fact contained in any such registration statement, prospectus, offering circular or other document, or any omission (or alleged omission) to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, and will reimburse DCX, such directors, officers, partners or persons for any reasonable legal or any other expenses incurred in connection with investigating, defending or settling any such claim, loss, damage, liability or action, in each case to the extent, but only to the extent that such untrue statement (or alleged untrue statement) or omission (or alleged omission) is made in such registration statement, prospectus, offering circular or other document in reliance upon and in conformity with information furnished to DCX by such Holder in writing specifically for use therein; provided, however, the total amount for which any Holder, its officers, directors and partners, and any person controlling such Holder, shall be liable under this
                    Section 5.b shall not in any event exceed the aggregate proceeds received by such Holder from the sale of BVH Shares sold by such Holder in such registration.

               c. Each party entitled to indemnification under this Section 5 (the "Indemnified Party") shall give notice to the party
                    required  to  provide   indemnification  (the  "Indemnifying
                    Party") promptly after such Indemnified Party has actual knowledge of any claims as to which indemnity may be sought, and shall permit the Indemnifying Party to assume the defense of any such claim or any litigation resulting therefrom, provided that counsel for the Indemnifying Party, who shall conduct the defense of such claim or litigation, shall be approved by the Indemnified Party (whose approval shall not be unreasonably withheld), and the Indemnified Party may participate in such defense at such party's expense, and provided further that the failure of any Indemnified Party to give notice as provided herein shall not relieve the Indemnifying Party of its obligations hereunder, unless such failure resulted in actual detriment to the Indemnifying Party. No Indemnifying Party, in the defense of any such claim or litigation, shall, except with the consent of each Indemnified Party, consent to entry of any judgment or enter into any settlement which does not include as an unconditional term thereof the giving by the claimant or plaintiff to such Indemnified Party of a full and unconditional release from all liability in respect of such claim or litigation.
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               d.   If the  indemnification  provided  for in this  Section 5 is held by a court of competent jurisdiction to be unavailable to an indemnified party with respect to any loss, liability, claim, damage or expense referred to therein, then the indemnifying party, in lieu of indemnifying such indemnified party thereunder, shall contribute the amount paid or payable by such indemnified party as a result of such loss, liability, claim, damage or expense in such proportion as is
                    appropriate   to   reflect   the   relative   fault  of  the
                    indemnifying party on the one hand and of the indemnified party on the other hand in connection with the statements or omissions which resulted in such loss, liability, claim, damage or expense as well as any other relevant equitable considerations. The relevant fault of the indemnifying party and the indemnified party shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission to state a
                    material  fact  relates  to  information   supplied  by  the
                    indemnifying party or by the indemnified party and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission. Notwithstanding the foregoing, the amount any Holder shall be obligated to contribute pursuant to this
                    Section 5.d shall be limited to an amount equal to the proceeds to such Holder of the BVH Shares sold pursuant to
                    the   registration   statement  which  gives  rise  to  such
                    obligation to contribute (less the aggregate amount of any damages which the Holder has otherwise been required to pay in respect of such loss, claim, damage, liability or action or any substantially similar loss, claim, damage, liability or action arising from the sale of such BVH Shares).

               e. The indemnification provided by this Section 5 shall be a continuing right to indemnification and shall survive the registration and sale of any securities by any person entitled to indemnification hereunder and the expiration or termination of this Agreement.


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Black & Veatch Holding Company
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6.       Certificate Legends

     Within five (5) business days after the Effective Date, DCX will notify each Holder of the BVH Shares. Upon receipt of such notice, each Holder may from time to time return its certificate representing the BVH Shares and request that DCX issue a new certificate in such Holder's name free of any restrictive legend relating to compliance with federal securities laws and DCX shall take all reasonable steps to do so; provided that DCX shall only be obligated to remove the legend for that number of BVH Shares which any Holder represents is being sold at that time pursuant to the Registration Statement.

7.       Future Events.

     DCX will notify each Holder of the occurrence of any of the following events: (i) The issuance by the Commission or any state securities commission or agency of any stop order suspending the effectiveness of the Registration Statement or the initiation of any proceedings for that purpose (in which case DCX will use its best and most diligent efforts to obtain the withdrawal of any such order or the cessation of any such proceedings); or (ii) the existence of any fact which makes untrue any material statement made in the Registration Statement or prospectus or any document incorporated therein by reference or which requires the making of any changes in the registration statement or prospectus or any document incorporated therein by reference in order to make the statements therein not misleading (in which case DCX will use its best and most diligent efforts to amend the applicable document to correct the deficiency). Nothing in this Section 8 shall be deemed to qualify or reduce DCX's obligations as set forth elsewhere in this Agreement.

8.       Transfer of Registration Rights.

     The rights to cause DCX to register BVH Shares of a Holder and keep information available granted to a Holder by DCX under this Agreement may be assigned by a Holder to any one or more transferee(s) or assignee(s); provided that any such transferee or assignee to whom such rights are available must have received at least 25 percent of the BVH Shares (as adjusted for stock splits and the like), and, notwithstanding such assignment, the assignor's rights hereunder shall remain in force as to any BVH Shares retained by the assignor; provided, that DCX is given written notice by the Holder within a reasonable time after said transfer, stating the name and address of said transferee or assignee and identifying the securities with respect to which such registration rights are being assigned.

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Black & Veatch Holding Company
September 18, 1997
Page 10




9.       Miscellaneous.

               a. This Agreement may be amended only by a writing signed by DCX and BVH.

               b. This Agreement may be executed in any number of counterparts, all of which shall constitute a single instrument. The delivery by a party to the other party of a copy of this Agreement executed by such party (including delivery by facsimile transmission) shall constitute the valid and binding execution and delivery hereof by such party, with the same force and effect as the delivery of an executed original.

               c. All notices and other communications required or permitted hereunder shall be in writing and may be sent by facsimile transmission (with written confirmation of successful transmission), by registered or certified mail, postage prepaid, or delivered by hand or by messenger, addressed (a) if to a Holder, at such Holder's address set forth on the books of DCX, or at such other address as such Holder shall have furnished to DCX in writing pursuant to this Section, or (b) if to DCX, to DCX's then current executive office address, or at such other address as DCX shall have furnished to the Holders pursuant to this Section. Each such notice or other communication shall for all purposes of this Agreement be treated as effective or having been given when delivered if delivered personally, or, if sent by registered or certified mail or facsimile transmission, upon its receipt.

               d. If any provision of this Agreement shall be held to be illegal, invalid or unenforceable, such illegality, invalidity or unenforceability shall attach only to such provision and shall not in any manner affect or render illegal, invalid or unenforceable any other provision of this Agreement, and this Agreement shall be carried out as if any such illegal, invalid or unenforceable provision were not contained herein.

               e. If, and as often as, there is any change in the DCX Common Stock by way of a stock split, stock dividend, combination or reclassification, or through a merger, consolidation, reorganization or recapitalization, or by any other means, appropriate adjustment shall be made in the provisions hereof so that the rights and privileges granted hereby shall continue with respect to the BVH Shares as so changed.
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Black & Veatch Holding Company
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               f.   This Agreement  shall be governed by and construed under the laws of the State of Colorado without regard to principles of conflict of law.

     If you agree with the foregoing, please execute and return to us the enclosed copy of this letter.


                                    DCX, Inc.


                                    By:
                                    Name:
                                    Its:


                      [Page Break Intentionally Inserted]




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Black & Veatch Holding Company
September 18, 1997
Page 12


Agreed to and accepted as of the date first set forth above.

Black & Veatch Holding Company


By:
Name:    G. C. Hedemann
Its:     Vice President/Secretary